Interbrew

THE WORLD'S LOCAL BREWER

04 JAN 21 7:21

04012255

By courier

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

Leuven, 16 January 2004

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Catherine.noirfalisse@interbrew.com

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Very truly yours,

pp. Catherine Noirfalisse
Senior Vice President Legal

dw 1/22

Enclosure: press release

Interbrew

THE WORLD'S LOCAL BREWER©

PRESS RELEASE

Interbrew closes transaction in China with the Lion Group

Brussels, 16 January 2004

Interbrew, The World's Local Brewer©, is pleased to announce the closing of its transaction with the Malaysian Lion Group, originally announced in September 2003, to acquire a controlling interest in Lion Group's beer business in China. Along with Interbrew's other existing investments in China, this transaction positions the group as the third largest brewer in China with 21 million hectolitres sold per annum by 17 breweries present in 6 major provinces: Zhejiang, Guangdong, Hubei, Hunan, Jiangsu and Shandong.

More specifically, it will achieve: a number one position in the Zhejiang (47 m inhabitants), Guangdong* (78 m inhabitants) and Hubei (60 m inhabitants) provinces; a top 3 position in Hunan (64 m inhabitants) and Jiangsu (74 m inhabitants); and a small presence in the Shandong province (91 m inhabitants).

Patrice J. Thys, Interbrew Zone President Asia-Pacific, said: *"In addition to strong volumes, well entrenched brands and local dominance, we have, through this transaction inherited a strong local management team which is a key resource we intend to fully leverage through ongoing training and development to deliver Interbrew's vision for the country."*

Visit our web site www.interbrew.com for more information.

Interbrew - *The World's Local Brewer©*

A public company (INTB – Euronext) based in Brussels, Belgium, Interbrew is one of the oldest beer companies in the world. Our strategy, The World's Local Brewer©, is to build strong local platforms in the major beer markets of the world. We have a portfolio of more than 200 brands. We run operations in 21 countries across the Americas, Europe and Asia Pacific and have strategic minority stakes in various brewers around the globe. In 2002 we realised a net turnover of close to 7 billion euro.

Contact information

Marianne Amssoms
Head of Corporate Media Relations
Tel: +32-16-31-57-69
Fax: +32-16-31-59-69
E-mail: marianne.amssoms@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com

**through its 24% stake in Zhujiang Brewery.*